Exhibit (a)(1)

LETTER FROM AGF INDUSTRIAL LIMITED

Dear stockholder of Asia Green Agriculture Corporation,

On [•], 2014, AGF Industrial Limited (“Merger Sub”) intends to take Asia Green Agriculture Corporation (“AGAC”) private through a “short-form” merger. The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

o	tell you more about the merger,

o	explain why we think that the $0.60 per share in cash, without interest, that you will receive in the merger is fair consideration for your shares, and

o	let you know about your rights for an appraisal hearing under Nevada law.

Neither you nor the Board of Directors of AGAC is being asked to approve the merger. Immediately prior to the effective date of the “short-form” merger, under Nevada law, Merger Sub will own a sufficient number of shares to cause the merger to occur. After the merger, AGAC will be merged with Merger Sub with AGAC being the surviving entity. In the merger, which we hope will occur on [•] or as soon thereafter as possible, you will receive $0.60 in cash, without interest, for each share of AGAC common stock that you own as of that date. If you do not believe that $0.60 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Nevada law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.60 PER SHARE OR TO HAVE A NEVADA COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $0.60 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Dissenter’s Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

After the merger, the AGAC common stock will not be publicly traded. AGAC also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely,

AGF Industrial Limited

By:
Name:	Zhan Youdai
Title:	Director